Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 24, 2014 (the "Offer to Purchase"), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making or acceptance of the Offer would not be in compliance with the laws of such state or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer in any state and extend the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock and the Associated Preferred Share Purchase Rights

of

Oplink Communications, Inc.

at

$24.25 Net Per Share

by

Koch Optics, Inc.

an indirect wholly-owned subsidiary of

Koch Industries, Inc.

           Koch Optics, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch Industries"), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Common Shares"), together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated September 18, 2012 (as amended on November 18, 2014), between Oplink Communications, Inc., a Delaware corporation ("Oplink"), and Computershare Shareowner Services LLC, as Rights Agent, to purchase one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (which Rights, together with the Common Shares, are hereinafter collectively referred to as the "Shares"), of Oplink, at $24.25 per share, net to the seller in cash, without interest (the "Offer Price"), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

           Tendering shareholders who tender directly to Computershare Trust Company, N.A., which is acting as the depositary in connection with the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions to the Depositary or Innisfree M&A Incorporated, which is acting as the information agent in connection with the Offer (the "Information Agent"), or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding may be required unless an exemption applies and is properly demonstrated to the Depositary or other paying agent or unless the required taxpayer identification information and certain other certifications are provided to the Depositary or other paying agent. See the section titled "Important Tax Information" of the Letter of Transmittal. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred by the Depositary and the Information Agent in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Oplink. As soon as practicable following the acceptance of Shares for payment in the Offer, Koch Industries, the Purchaser and Oplink will complete the Merger (as defined below) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), without a vote of Oplink's shareholders.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 22, 2014, UNLESS THE OFFER IS EXTENDED.

           There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Purchaser, equals at least a majority of the Shares issued and outstanding at the expiration of the Offer (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"), and (ii) that the Merger Agreement (as defined below) has not been terminated in accordance with its terms. See Section 14—"Conditions of the Offer" of the Offer to Purchase for a description of the conditions to the Offer.

           The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 2018 (the "Merger Agreement"), by and among Koch Industries, the Purchaser and Oplink. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into Oplink as soon as practicable after the acceptance of Shares for payment in the Offer, without a vote of the shareholders of Oplink, in accordance with Section 251(h) of the DGCL, with Oplink surviving the Merger as an indirect wholly-owned subsidiary of Koch Industries (the "Merger"). At the effective time of the Merger, each Share then outstanding

(other than Shares accepted for payment in the Offer and Shares owned by Oplink's shareholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, subject to any withholding of taxes required by applicable law, as set forth in the Merger Agreement and described in the Offer to Purchase. For a more comprehensive description of the Merger Agreement, see Section 13—"The Merger Agreement; Other Agreements" of the Offer to Purchase.

           The board of directors of Oplink unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Oplink and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the acceptance of Shares for payment without a vote of Oplink's shareholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommend that the holders of Shares accept the Offer and tender their Shares to the Purchaser in response to the Offer.

           For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares in the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

           In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

           Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the expiration of the Offer, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Oplink, the Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares sought to be purchased in the Offer; (iv) amend, modify or waive the Minimum Condition; (v) amend any of the conditions to the Offer described in Section 14—"Conditions of the Offer" of the Offer to Purchase in a manner adverse to Oplink's shareholders; (vi) impose conditions to the Offer in addition to the conditions described in Section 14—"Conditions of the Offer" of the Offer to Purchase; (vii) except as permitted pursuant to the Merger Agreement, terminate, accelerate, extend or otherwise modify or amend the expiration of the Offer; or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to Oplink's shareholders.

           Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. The Purchaser is required by the Merger Agreement to extend the Offer (i) to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff, (ii) for one or more periods of up to 10 business days each until, and including, March 18, 2015, if at the expiration of the Offer any of the conditions of the Offer have not been satisfied, and (iii) for one or more periods of up to 10 business days each until, and including, June 18, 2015, if at the expiration date of the Offer all of the conditions to the Offer have been satisfied or waived by the Purchaser, other than the HSR Condition and the Minimum Condition, except as provided in the Offer to Purchase. See Section 13—"The Merger Agreement; Other Agreements" of the Offer to Purchase. However, the Purchaser is not required to extend the Offer (x) for more than 20 days in the aggregate after Oplink delivers or is required to deliver to the Purchaser a notice that Oplink or any of its subsidiaries or representatives has received a Competing Proposal (as defined in the Merger Agreement), or (y) if Oplink has delivered to the Purchaser a Notice of Superior Proposal, as defined in and in accordance with the terms of the Merger Agreement, until the second business day after the conclusion of the four business day or two business day "matching period" contemplated by the Merger Agreement, except to the extent that prior to the expiration of such 20 business day, four business day or two business day period, as applicable, Oplink's board of directors has rejected the Competing Proposal giving rise to such notice and reconfirmed the Company Board Recommendation (as defined in the Merger Agreement), which rejection and reconfirmation shall be made publicly in the event that the Competing Proposal had previously been made public.

           If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Koch Industries, the Purchaser and Oplink will cause the Merger to become effective as soon as practicable after the acceptance of Shares for payment in the Offer, without a vote of the shareholders of Oplink, in accordance with Section 251(h) of the DGCL.

           Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment by the Purchaser in the Offer, may also be withdrawn at any time after January 23, 2014. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase at any time before the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be resolved by and at the discretion of the Purchaser.

           The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more complete description of the material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. shareholders, see Section 5—"Material U.S. Federal Income Tax Consequences" of the Offer to Purchase. Shareholders should consult with their tax advisors as to the particular U.S. federal income tax consequences of the Offer and the Merger to them, as well as tax consequences under any other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws or under any applicable income tax treaty.

           The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

           Oplink has agreed to provide the Purchaser with Oplink's shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

           The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022

Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

November 24, 2014